Media Release 4 April 2018

March 2018
Exhibit 99.1

James Hardie Completes Acquisition of Fermacell

James Hardie Industries plc (ASX:JHX) announced today that it has completed its acquisition of German-based XI (DL) Holdings GmbH and its subsidiaries (including, but not limited to, Fermacell GmbH) from Xella International S.A. in an all-cash transaction based on an enterprise value of €473 million. The closing of the transaction took place on 4 April 2018 (Central European Time) following the completion of all customary closing conditions.

In December 2017, James Hardie entered into a €525 million 364-day term loan facility to fund the Fermacell acquisition. We funded the closing payment with a combination of cash on-hand and a €400 million drawdown on this facility. We anticipate refinancing this facility in the euro bond market during calendar year 2018.

Dr. Jack Truong, President, International Operations of James Hardie, welcomed the completion of the acquisition which will add over 800 new James Hardie employees in Europe. Dr. Truong said, “We welcome our new employees to the James Hardie group and acknowledge the hard work undertaken by our integration team consisting of people from James Hardie, Fermacell and our advisors to achieve this significant milestone.”

Dr. Truong added, “We are ready to realize the benefits of this strategic acquisition and are excited about adding this high quality business to the James Hardie group. Fermacell’s broad European footprint and capabilities offer the right enabling platform to accelerate our fiber cement business growth in Europe. We are also excited about the future growth opportunities of Fermacell’s core business in regions such as the UK, France and Scandinavia”.

Louis Gries, Chief Executive Officer of James Hardie, commented, “Reaching this significant milestone is an important step in achieving our long-term strategic goals in Europe. Fermacell’s market position, go-to-market strategy and strong management team will enable us to scale and accelerate our European business. The Fermacell acquisition diversifies our geographic, product and end-market portfolio, complementing our strong positions in North America and Australasia, and will create significant growth opportunities and drive long-term value for customers, employees and shareholders.”

Beginning with the first quarter fiscal year 2019 results, James Hardie intends to include a European Building Products segment in its report of quarterly results. This new segment will include the on-going James Hardie European Fiber Cement business and the newly acquired Fermacell business. The current International Fiber Cement segment will be renamed Asia Pacific Fiber Cement and will include our Australia, New Zealand and Philippines businesses.

James Hardie will provide additional information regarding Fermacell as well as an update on the integration, in its management presentation at the fourth quarter fiscal year 2018 results briefing on Tuesday 22 May 2018 at 10:00am AEST.

James Hardie will not be making further comments at this time.

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Media Release 4 April 2018

Media/Analyst Enquiries:
Jason Miele
Vice President, Investor & Media Relations

Telephone:	61 2 8845 3352
Email:	media@jameshardie.com.au

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Media Release 4 April 2018

Forward Looking Statements

This Media Release contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•
statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2017, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the consummation of the Fermacell acquisition and integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

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